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                           December 21, 2021

       Brad Hively
       Chief Executive Officer
       The Oncology Institute, Inc.
       18000 Studebaker Rd., Suite 800
       Cerritos, California 90703

                                                        Re: The Oncology
Institute, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on December
17, 2021
                                                            File No. 333-261740

       Dear Mr. Hively:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at (202) 551-7836 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Steven Stokdyk